Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 9

to the Offering Circular

qualified December 15, 2015

 Dated: September 7, 2016

This Supplement No. 9 to the Offering Circular originally qualified December 15, 2015 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding:

•	Summary financial information for the Company;
•	Certain risk factors;
•	Certain information about our business;
•	Our capitalization;
•	Our management and principal shareholders; and
•	Management discussion and analysis.

Our unaudited financial statements for the six-month periods ended June 30, 2016 and June 30, 2015 and notes thereto are also included in this Supplement beginning on page F-25.

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 14 of the Offering Circular:

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2015 and December 31, 2014 are derived from, and are qualified by reference to, the audited consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto. The condensed consolidated statements of operations data set forth below with respect to the six months ended June 30, 2016 and June 30, 2015 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto.

	For the six months ended June 30, 2016 (unaudited)	For the six months ended June 30, 2015 (unaudited)	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating revenue:
Origination fees	$67,903	$10,023	$29,837	$10,075
Servicing fees	38,675	6,201	16,927	2,207
Total operating revenue	106,578	16,224	46,764	12,282
Net interest income (expense):
Interest income	160,161	42,976	106,223	19,496
Interest expense	(160,161)	(42,976)	(106,223)	(19,496)
Net interest income (expense)	-	-	-	-
Total net revenue	106,578	16,224	46,764	12,282
Cost of revenue	(9,925)	(5,243)	(6,384)	(5,686)
Net revenue	96,652	10,981	40,380	6,596
Operating expenses:
General and administrative	718,373	200,713	548,232	338,423
Sales and customer support	347,488	91,292	188,742	130,804
Development	340,380	117,405	204,969	91,908
Regulatory	265,881	344,984	485,503	380,845
Marketing and promotions	442,648	204,854	560,054	283,873
Loss from operations	(2,018,118)	(948,266)	(1,947,120)	(1,219,257)
Interest expense	-	-	1,295	401,013
Net loss	$(2,018,118)	$(948,266)	$(1,948,415)	$(1,620,270)

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Risk Factors

The following risk factors starting on page 16 of the Offering Circular are added or replaced, in their entirety, as follows:

You may receive a different return on your investment than originally expected and could suffer a complete loss of your investment.

Investing in LROs is not without risk, and actual receipt of the expected yield in the time frame specified is not guaranteed. The LRO Agreement gives us sole discretion in applying amounts we receive from, or for the account of, the Developer, with respect to the corresponding Loan, and we may make payments on the LROs out of any funds at our disposal. We may abandon an offering of a particular series of LROs at any time without penalty prior to issuance. If we abandon an offering of a particular series of LROs, you will not earn any return on the amounts set aside in your Groundfloor account for the purchase of the LROs. We may prepay the LROs at any time without penalty, and (subject to the servicing standards set forth in the LRO Agreement) we have the power to modify the terms of the Loan in connection with our administration, servicing, collection and enforcement of the Loan, which could impact our obligation to make any payments to you and, in some instances, could result in the loss of your entire investment. For instance, the total amount of the LRO Payment owed to an investor would decrease if we sell the corresponding Loan below par, if, as a result of a negotiated modification, we agree to reduce the principal or stated interest of the corresponding Loan or if we determine the Loan is uncollectable and decide to write it off. These, and similar collection and enforcement actions, could have the effect (without any further action on your part) of automatically decreasing the total amount of the LRO Payments owed to you and the expected timing of such payments.

Abandonment of an offering of a particular series of LROs prior to issuance will extinguish your ability to earn any return on the corresponding LROs you may purchase.

We may abandon an offering of a particular series of LROs at any time without penalty prior to issuance. For example, we will abandon the offering of a series of LROs in the event the borrower withdraws its funding request or in the event it is not fully subscribed by the end of the listing period (unless the Developer agrees to take a lesser amount of Loan Principal than originally requested or Groundfloor itself elects to fund the balance of the Loan through the purchase of LROs). We may also abandon on-going offerings of LROs in the event we are required to amend or update material information contained in this Offering Circular. If we abandon an offering of a particular series of LROs, we will promptly release all funds committed to purchase that series, but you will not earn any interest of return on that amount. As a result, you will not have realized any benefit from the transaction.

Our management team has limited experience in mortgage loan underwriting.

As of September 7, 2016, (i) we have issued and sold 111 series of LROs totaling approximately $13,601,140 and (ii) are in the process of offering eight additional series of LROs totaling $1,001,145, with an average loan size of approximately $126,000. As of September 7, 2016, of the 111 Loans funded by our LRO program, 39 Loans have been paid back in full (three of which were paid following workout/default) and 72 Loans remain outstanding. Of the 72 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of September 7, 2016, none of the Loans is subject to a fundamental default. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of September 7, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts; however, as of September 7, 2016, none is subject to a fundamental default. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

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Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought. At the present, we believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. Although we expect to see a more normal distribution as our loan volume increases, our grades are an assessment of risk of loss should a default occur and cannot predict defaults resulting from idiosyncratic events.

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our financial statements for the years ended December 31, 2015 and December 31, 2014, include a going concern note from our auditors. We incurred a net loss for the years ending December 31, 2015 and December 31, 2014, and had an accumulated deficit as of $3,704,156 and $1,755,741 as of December 31, 2015 and December 31, 2014, respectively. We incurred a net loss during the six-month period ended June 30, 2016, and had an accumulated deficit as of June 30, 2016 of $5,722,274. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $5,722,274 and $3,704,156 as of June 30, 2016 and December 31, 2015, respectively. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital required to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Employees

The following information updates and replaces the information in the section titled “Description of the Company’s Business—Employees” on page 72 of the Offering Circular:

We currently have 22 full-time employees and no part-time employees.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 72 of the Offering Circular:

The following tables reflect our capitalization as of June 30, 2016 (unaudited) and December 31, 2015 and December 31, 2014 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

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The historical data in the tables is derived from and should be read in conjunction with our financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2016	Amounts Outstanding as of December 31, 2015	Amounts Outstanding as of December 31, 2014
Stockholders’ Deficit:
Common stock, no par	$21,695	$17,173	$8,127
Preferred stock, no par	7,571,526	7,571,526	1,562,091
Additional paid-in capital	474,351	422,423	367,549
Less: Stock subscription receivable	(560)	(560)	(560)
Accumulated deficit	5,722,274	(3,704,156)	(1,755,741)
Total stockholders’ equity	$2,344,738	$4,306,406	$181,466

Management

The following information updates and replaces the corresponding information in the section titled “Management” on page 73 of the Offering Circular:

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term of Office
Executive Officers:
Brian Dally	President and CEO, and Director	44	January 2013
Nick Bhargava	Executive Vice President, Legal and Regulatory, Acting Chief Financial Officer and Secretary	32	January 2013
Benjamin Armstrong	Vice President of Customer Operations	35	September 2013
Chris Schmitt	Vice President of Software	42	February 2014
Directors:
Bruce Boehm	Director	62	December 2014
Nick Bhargava	Director	32	January 2013
Brian Dally	Director	44	January 2013
Sergei Kouzmine	Director	53	November 2015
Michael Olander, Jr.	Director	33	December 2014
Richard Tuley Jr.	Director	46	December 2014
Significant Employees:
Patrick Donoghue	Director of Lending Operations	42	March 2016

Biographies of Directors, Executive Officers and Significant Employees of the Company

Benjamin Armstrong (35) has served as our Vice President of Customer Operations since September 2013. Prior to joining the Company, he served as Director of Product Management for Republic Wireless, a division of Bandwidth.com, beginning August 2012, where he developed a new pricing and merchandising strategy, owned the product roadmap and business plan execution, and led a cross-functional team of eight team leads in weekly meetings to execute on product strategy. As the Director of Strategy, Business Development and Finance for Bandwidth.com from April 2011 to October 2011, Mr. Armstrong helped create the business model for the company, identified and established key current and future strategic priorities and opportunities including understanding of customer and market trends across the Internet, media and technology sectors, and established the profitability roadmap to drive overall strategy and operational objectives. As an Investment Banking Associate in the Consumer & Retail Group of Bank of America Merrill Lynch from July 2010 to February 2011, Mr. Armstrong assisted clients in the areas of merger and acquisition and LBOs, share repurchase programs, dividend policies, equity offerings and debt offerings in addition to managing teams of one to two analysts on different deal assignments. Mr. Armstrong received a Masters in Finance from London Business School in 2010, a MBA from Emory University in 2009, and a BA in Biology from the University of North Carolina at Chapel Hill in 2003.

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Nick Bhargava (32) is a co-founder of the Company, has served on our Board of Directors and as our Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company’s federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (62) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

Brian Dally (44) is a co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since its inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company’s mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Patrick Donoghue (42) has served as our Director of Lending Operations since March 2016, previously serving in this role on a contract basis. Prior to this, Mr. Donoghue served as Senior Associate for RevitaLending, where he worked to optimize the firm’s capital market structure and proliferate the loan growth model. Previously serving as Vice President of Wholesale Operations for ACC Mortgage, Mr. Donoghue managed the entire loan process for a significant broker channel reviewing and funding private money loan transactions. Mr. Donoghue has been active in the private lending space since 2006 underwriting, originating and servicing private money loans. Prior to this, Mr. Donoghue served as production manager and originator for various mortgage companies and began his career as a Branch Manager for the United States Senate FCU. Mr. Donoghue graduated from Edinboro University of Pennsylvania with a B.A. in Psychology in 1997.

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Sergei Kouzmine (53) has served on our Board of Directors since November 2015. Mr. Kouzmine is an experienced entrepreneur, executive, and venture capitalist, founding over 10 companies in the banking, retail, and entertainment industries. During the 1990s, Mr. Kouzmine worked at Russia's Center for Financial Technologies, where he developed a Russian payment network system based on smart-card technology. Mr. Kouzmine has also held senior management positions at Invest AG, Finstar Financial Group, and Evraz Group, Russia's largest steel manufacturer. Mr. Kouzmine is the founder and managing partner of qWave Capital, a venture fund investing in emerging technologies. Mr. Kouzmine received an MS in physics from Novosibirsk State University, an MBA from the University of Chicago, Booth School of Business, and a PhD in nuclear physics from the Institute of Nuclear Physics in Russia.

Michael Olander Jr. (33) has served on our Board of Directors since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

Chris Schmitt (42) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwidth.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon’s EC2 services to handle peak web traffic. As Senior Developer for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt’s responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administrator for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard (“Rick”) Tuley Jr. (46) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the “Independent Directors”).

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Principal Shareholders

The following information updates and replaces the information in the section titled “Principal Shareholders” on page 78 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of September 7, 2016 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2015 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and officers as a group. Except as otherwise noted, the mailing address for each shareholder is 3355 Lenox Road Ste. 750, c/o Groundfloor Finance Inc., Atlanta, GA 30326. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series(6)	Preferred Outstanding	% of Class
Brian Dally	550,000	(7)	48.6%	550,000		28.0%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	39.8%	450,000		22.9%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		32.4%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	102,022	(11)	5.2%	90,384	(12)	15.9%	3,750		*	94,134	7.2%
Directors and Officers as a Group (8 persons)	1,063,750		94.0%	1,895,795	(13)	96.6%	129,738	(14)	22.8%	646,532	(15)	86.5%	776,270	59.0%

* Represents less than 1%.

(1)	Based upon 1,131,070 shares of common stock outstanding on September 7, 2016.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Commission. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of September 7, 2016 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,131,070 shares of common stock outstanding on September 7, 2016 in addition to 832,045 shares beneficially owned by our directors and officers, including 55,775 shares subject to options exercisable within 60 days of September 7, 2016 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

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(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on September 7, 2016.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on September 7, 2016.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of September 7, 2016, Mr. Dally’s shares of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of September 7, 2016, Mr. Bhargava’s share of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 7,888 shares subject to options exercisable within 60 days of September 7, 2016.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 55,775 shares subject to options exercisable within 60 days of September 7, 2016.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 3,754 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.

Management Discussion and Analysis

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 82 of the Offering Circular:

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

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Overview

We maintain and operate our Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company and our wholly-owned subsidiary, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia. Groundfloor GA did not commence principal operations until early 2015.

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

As of September 7, 2016, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of September 7, 2016, (i) we have issued and sold 111 series of LROs totaling approximately $13,601,140 and (ii) we are in the process of offering eight additional series of LROs totaling $1,001,145 from previously qualified PQA Nos. 2, 25, 27, 28, and 29.

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of September 7, 2016. For these purposes, we characterize outstanding Loans as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment), or

o	after the original maturity date (following extension, modification or other workout arrangement).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information),

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o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs, or

o	“written off” (i.e., we have determined that all or a portion of the Loan is uncollectable).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$1,362	$6,544	$8,289	$5,172	$478	$97	$25
Loans Offered (#)*	13	52	63	37	4	1	1
Amount Originated	$649	$3,923	$5,221	$3,376	$309	$97	$25
Loans Originated (#)*	9	32	38	27	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$50	$1,483	$986	$1,374	$210	$0	$0
Loans Paid at or Before Maturity (#)*	1	13	10	10	2	0	0
Amount Paid Following Workout/Default	$25	$0	$35	$0	$0	$0	$25
Loans Paid Following Workout/Default (#)*	1	0	1	0	0	0	1

Total Loans Currently Unpaid
Amount Current	$554	$2,325	$4,015	$1,477	$99	$97	$0
Loans Current (#)*	6	17	26	14	1	1	0
Amount in Workout	$20	$115	$185	$525	$0	$0	$0
Loans In Workout (#)*	1	2	1	3	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

As of September 7, 2016, we have withdrawn or abandoned our offering for various series of LROs totaling approximately $7,752,633 (including four series of LROs totaling $420,000 originally covered by our third offering statement and three series of LROs totaling $388,000 originally covered by PQA No. 4 that were withdrawn and later qualified by a subsequent PQA). As of September 7, 2016, we are in the process of qualifying an additional six separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $496,120 pursuant to a PQA that has yet to be qualified. We have not commenced any offers with respect to any of these LROs and will not do so until the corresponding PQA has been qualified. We anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, as of September 7, 2016, of the 111 Loans funded by our LRO program, 39 Loans have been paid back in full (three of which were paid off following extension or modification) and 72 Loans remain outstanding. Of the 72 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of September 7, 2016, none of the Loans are subject to a fundamental default.

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The table below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of September 7, 2016 to the extent they are not written off. Our collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of Loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$45	$115	$220	$525	$0	$0	$25
Loans Extended/Modified(#)*	2	2	2	3	0	0	1
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

We believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as our loan volume increases. Our grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Other than the defaults referenced above, we are not aware of any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

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Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of September 7, 2016 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout/Default	$75	$25	$165	$0	$140	$0	$0
Loans Paid Following Workout/Default (#)*	1	1	2	0	3	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$123	$40	$0	$0	$0	$0
Loans In Workout (#)*	0	2	1	0	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of September 7, 2016, of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts. Although none of these loans is subject to a fundamental default as of September 7, 2016, we have currently outstanding title insurance claims with respect to two of the loans. Our need or decision whether to pursue additional remedies with respect to any of these two loans (such as a negotiated settlement or foreclosure on the property) is pending the determination of these claims.

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The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of September 7, 2016 to the extent they are not written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2015 and December 31, 2014, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was $2,018,118 for the six months ended June 30, 2016. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiary Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2017. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5,000,000 (including the cancellation of the 2015 Bridge Notes (as defined below)) in order to fund operations over the next 6 months. See “Liquidity and Capital Resources” below.

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Material Weakness in Internal Controls

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal controls, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected on a timely basis.

We utilize an external firm to prepare our financial statements and disclosures. The consolidated financial statements are prepared by a contract controller and reviewed by a contract chief financial officer. During the audit of our financial results for 2014, our independent auditors determined that the financial reporting controls over the presentation of our cash flow statement did not operate effectively, resulting in a material adjustment to the presentation of cash flows from operating and financing activities. In the past, we have utilized manual checks to pay certain bills and entered these checks into the accounting system at a later date. In addition, we utilized different check stock for disbursements such that there was not a consistent check sequence maintained for check disbursements. Our independent auditors recommended that our management improve its controls over check disbursements to utilize one check stock for each bank account and to issue checks in sequential order. In addition, our independent auditors recommended that checks should be recorded in the accounting system once issued in a timely manner. Our management adopted internal policies to implement our independent auditors’ recommendations. See “Risk Factors—Our independent auditors previously identified a material weakness in our internal control over financial reporting. Such weaknesses, if not remedied, could have a significant adverse effect on our ability to report our financial results accurately and timely in the future.”

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

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Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Fiscal-Year Ended December 31, 2015 and 2014

	For the year ended December 31, 2015	For the year ended December 31, 2014
Non-interest revenue:
Origination fees	$29,837	$10,075
Loan servicing revenue	16,927	2,207
Total non-interest revenue	46,764	12,282
Net interest income:
Interest income	106,223	19,496
Interest expense	(106,223)	(19,496)
Net interest income	-	-
Total net revenue	46,764	12,282
Cost of revenue	(6,384)	(5,686)
Gross profit	40,380	6,596
Operating expenses:
General and administrative	548,232	338,423
Sales and customer support	188,742	130,804
Development	204,969	91,908
Regulatory	485,503	380,845
Marketing and promotions	560,054	283,873
Loss from operations	(1,947,120)	(1,219,257)
Interest expense	1,295	401,013
Net loss	$(1,948,415)	$(1,620,270)

Net loss for the years ended December 31, 2015 and 2014 was $1,948,415 and $1,620,270, respectively, a net loss increase of $328,145 or 20.3%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the years ended December 31, 2015 and 2014 were $1,987,500 and $1,225,853, respectively, an increase of $761,647 or 62.1%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional fees and increased promotional expenses which were offset by a decrease in advertising expenses.

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Gross Profit

Gross profit for the years ended December 31, 2015 and 2014 was $40,380 and $6,596, respectively. We began principal operations in early March of 2014. Groundfloor GA facilitated 22 and 14 developer loans in Georgia during the years ended December 31, 2015 and 2014 and the Company facilitated 43 developer loans as part of its multistate operations during the year ended December 31, 2015, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of December 31, 2015, ranged from 2% to 4% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect gross profits to increase as our loan application and processing volume increases.

Cost of Revenue

Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Cost of revenue for the years ended December 31, 2015 and December 31, 2014 were $6,384 and $5,686, respectively, an increase of $698 or 12.3%. We expect cost of revenues to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the years ended December 31, 2015 and December 31, 2014 were $548,232 and $338,423 respectively, an increase of $209,809 or 62%. The increase was primarily due to compensation expenses related to the additional five employees added throughout 2014, increased accounting and auditing professional fees and increased consulting fees. We expect that general and administrative expenses will continue to increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the years ended December 31, 2015 and December 31, 2014 were $188,742 and $130,804, respectively, an increase of $57,938 or 44.3%. The increase was primarily due to an increase in compensation expenses and offset by a decrease in travel and consulting expenses. We expect that sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the years ended December 31, 2015 and December 31, 2014 were $204,969 and $91,908, respectively, an increase of 113,061 or 123%. The increase was primarily due to equal increases in compensation and subcontractor expenses. We expect that development expenses will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain SEC and other regulatory compliance. Regulatory expenses for the years ended December 31, 2015 and December 31, 2014 were $485,503 and $380,845, respectively, an increase of $104,658 or 27.5%. The increase was primarily due to an increase in legal fees and compensation expenses. We expect that regulatory expenses will continue to increase due to the additional expenses related to qualifying our offerings with the SEC, including the increased cost of compliance resulting from increased state regulatory filings required to expand on our national footprint.

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Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the years ended December 31, 2015 and December 31, 2014 were $560,054 and $283,873, respectively, an increase of $276,181 or 97.3%. The increase was primarily due to an increase in compensation and consulting expenses. We expect that marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Six-Month Period Ended June 30, 2016 and 2015

	For the six months ended June 30, 2016 (unaudited)	For the six months ended June 30, 2015 (unaudited)
Non-interest revenue:
Origination fees	$67,903	$10,023
Loan servicing revenue	38,675	6,201
Total non-interest revenue	106,578	16,224
Net interest income:
Interest income	160,161	42,976
Interest expense	(160,161)	(42,976)
Net interest income	-	-
Total net revenue	106,578	16,624
Cost of revenue	(9,925)	(5,243)
Net revenue	96,652	10,981
Operating expenses:
General and administrative	718,373	200,713
Sales and customer support	347,488	91,292
Development	340,380	117,405
Regulatory	265,881	344,984
Marketing and promotions	442,648	204,854
Loss from operations	(2,018,118)	(948,266)
Interest expense	-	-
Net loss	$(2,018,118)	$(948,266)

Net loss for the six months ended June 30, 2016 and 2015 were $2,018,118 and $948,266, respectively, a net loss increase of $1,069,852 or 112.8%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the six months ended June 30, 2016 and 2015 were $2,114,770 and $959,248, respectively, an increase of $1,155,522 or 120.4%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional fees and increased promotional expenses, which were offset by a decrease in legal expenses.

Gross Profit

Gross profit for the six months ended June 30, 2016 and 2015 were $106,578 and $16,624, respectively, an increase of $89,954 or 541.1%. The increase was primarily due to the increase in the number of loans that were originated and serviced in 2016. We expect revenues to increase as our loan application and processing volume increases.

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Cost of Revenue

Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Cost of revenue for the six months ended June 30, 2016 and 2015 were $9,925 and $5,243, respectively, an increase of $4,682, or 89.3%. The increase was primarily due to the increase in the number of loans that were originated and serviced in 2016. We expect cost of revenues to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of salary expense for employees, rent expense and travel expense. General and administrative expenses for the six months ended June 30, 2016 and 2015 were $718,373 and $200,713, respectively, an increase of $517,660 or 257.9%. The increase was primarily due to personnel-related expenses from the addition of employees including one-time recruiting and relocation expenses totaling $147,061. We expect that general and administrative expenses will increase due to the planned investment in business infrastructure.

Sales and Customer Support

Sales and customer support expense consists primarily of salary expense for our sales and customer support employees. Sales and customer support expenses for the six months ended June 30, 2016 and 2015 were $347,488 and $91,292, respectively, an increase of $256,196 or 280.6%. The increase was primarily due to an increase in costs related to investor and developer acquisition as well as the growth of our lending operations personnel. We expect that sales expenses will increase due to the planned investment in developer acquisition to support our growth.

Development Expense

Development expense consists primarily of salary expense for our development employees and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expense also includes non-capitalized hardware and software costs and depreciation and amortization expense on hardware and software assets. Development expenses for the six months ended June 30, 2016 and 2015 were $340,380 and $117,405, respectively, an increase of $222,975 or 189.9%. We expect that development expenses will increase due to the planned investments in our website and lending platform to support our technology infrastructure as we grow.

For the six months ended June 30, 2016 and 2015, we capitalized $100,961 and $24,423 in software development costs, respectively.

Regulatory Expense

Regulatory expense consists primarily of professional fees primarily related to legal and accounting fees. Regulatory expenses for the six months ended June 30, 2016 and 2015 were $265,881 and $344,984, respectively, a decrease of $79,103 or 22.9%. The decrease was primarily due to a reduction in legal expenses. We expect that regulatory expenses will increase due to the additional expenses related to qualifying our offerings with the SEC and various state regulators, including the increased cost of compliance and increased audit fees resulting from required regulatory filings.

Marketing and Promotions Expense

Marketing and promotion expenses for the six months ended June 30, 2016 and 2015 were $442,648 and $204,854, respectively, an increase of $237,794, or 116%. The increase was primarily due to an increase in marketing and promotions costs related to investor and developer acquisition, an increase in personnel-related expenses, and an increase in event marketing, online advertising promotions and marketing related travel expenses. We expect that marketing and promotion expenses will increase due to the planned investment in investor and developer acquisition to support our growth.

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Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the period ended June 30, 2016 and for the years ended December 31, 2015 and December 31, 2014, and have an accumulated deficit as of June 30, 2016 of $5,722,274. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2016 (unaudited)	For the year ended December 31, 2015	For the year Ended December 31, 2014
Operating activities	$(1,503,291)	$(2,145,543)	$(809,251)
Investing activities	(296,754)	(787,147)	(433,806)
Financing activities	0	6,723,513	1,695,414
Net increase in cash	$(1,800,045)	$3,790,823	$452,357

Net cash used in operating activities for the six months ended June 30, 2016 was $1,503,291. Net cash used in operating activities primarily represents funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2016 was $296,754. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six months ended June 30, 2016 was $0. Net cash provided by financing activities primarily represents proceeds from the issuance of our stock and proceeds from the issuance of LROs to investors through the Platform, offset by repayments of LROs and Georgia Notes to investors.

From October to December 2013, we entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 (“Maturity Date”) or the closing of a financing with gross proceeds of at least $1,500,000 (a “Qualified Financing”). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event we did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, we issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the “2013 Convertible Notes”). The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

19

From May to August 2014, we issued convertible notes to investors for total proceeds of $750,000 (the “2014 Convertible Notes”). The 2014 Convertible Notes had the same terms as the 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of our stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1,047,000, at subsequent closings on April 1, 2015, May 12, 2015 and September 7, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

In addition, at the Series Seed Initial Closing (and notwithstanding the definition of Qualified Financing applicable to the conversion terms of the 2013 Convertible Notes and of the 2014 Convertible Notes (collectively, the “Convertible Notes”)), the entire unpaid principal and interest outstanding under the Convertible Notes converted into 276,391 additional shares of Series Seed Preferred Stock pursuant to the terms of that certain Note Conversion Agreement, dated December 5, 2014 between the Company and each of the holders of the Convertible Notes.

During November 2015, we entered into promissory notes with investors for total proceeds of $250,000 (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4,250,000. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4,748,705, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

20

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A. We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Prior to qualification of this Offering Circular and subsequent to qualification as the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2017. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Financial Statements

The following unaudited financial statements for the periods ended June 30, 2016 and June 30, 2015 and notes thereto are added to the Offering Circular starting on page F-25:

21

GROUNDFLOOR, INC. AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2016 (unaudited)

F-25

GROUNDFLOOR, INC. AND SUBSIDIARIES

Table of Contents

June 30, 2016 (unaudited)

F-26

GROUNDFLOOR INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheet

June 30, 2016

Assets

Current assets:
Cash	$2,530,968
Other assets	48,563
Loans to developers	4,589,594
Interest receivable on loans to developers	148,266

Total current assets	7,317,391

Software and website development costs, net	179,217
Computer equipment and furniture and fixtures, net	36,063
Other intangible assets, net	29,500

Total assets	$7,562,171

Liabilities

Current liabilities:
Accounts payable	$351,984
Accrued expenses and other liabilities	29,685
Notes	4,589,594
Accrued interest on Notes	148,266
Deferred revenue	97,904
Total current liabilities	5,217,433
Total current liabilities	5,217,433

Stockholders’ equity

Common stock, no par, 5,000,000 shares authorized, 1,131,070 issued and outstanding	21,695
Convertible preferred stock, no par, 575,000 shares authorized, 568,796 issued and outstanding (liquidation preference of $2,721,091)	2,609,091
Series A Stock	4,962,435
Additional paid-in capital	474,351
Accumulated deficit	(5,722,274)

Total	2,345,298

Less stock subscription receivable	(560)

Total stockholders’ equity	2,344,738

Total liabilities and stockholders’ equity	$7,562,171

F-27

GROUNDFLOOR INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Non-interest revenue:
Origination fees	$67,903	$10,023
Loan servicing revenue	38,675	6,201
Total non-interest revenue	106,578	16,224
Net interest income:
Interest income	160,161	42,976
Interest expense	(160,161)	(42,976)
Net interest income	-	-
Total net revenue	106,578	16,624
Cost of revenue	(9,925)	(5,243)
Net revenue	96,652	10,981
Operating expenses:
General and administrative	718,373	200,713
Sales and customer support	347,488	91,292
Development	340,380	117,405
Regulatory	265,881	344,984
Marketing and promotions	442,648	204,854
Loss from operations	(2,018,118)	(948,266)
Interest expense	-	-
Net loss	$(2,018,118)	$(948,266)

F-28

GROUNDFLOOR INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statement of Stockholders’ Equity

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ equity as of December 31, 2015	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	422,423	$(3,704,156)	$(560)	$4,306,406

Issuance of preferred stock, net of cost	-	-	-	-

Issuance of common stock	-	-	-	-	7,320	4,522	29,206

Issuance of preferred stock	-	-	-	-

Share-based compensation expense	-	-	-	-			22,722
					-
Net loss	-	-	-	-				(2,018,118)

Stockholders’ equity as of June 30, 2016	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$21,695	474,351	$(5,722,274)	$(560)	$2,344,738

F-29

GROUNDFLOOR INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Cash flows from operating activities

Net loss	$(2,018,118)	$(948,266)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	47,315	18,392
Amortization of deferred financing costs	-	-
Share-based compensation	51,929	25,275
Common stock issued in exchange for services	4,523	5,277
Changes in operating assets and liabilities:
Other assets	7,993	(9,336
Accounts payable	229,455	297,512
Accrued expenses and other liabilities	93,290	(19,894)
Deferred revenue	80,324	3,177

Net cash used in operating activities	(1,503,291)	(627,863)

Cash flows from investing activities

Loan payments to developers	(3,697,554)	(411,000)
Repayments of loans from developers	3,552,697	(62,000)
Purchases of computer equipment and furniture and fixtures	(20,937)	(1,923)
Purchase of intangible assets	(30,000)	-
Payments of software and website costs	(100,961)	(24,423)

Net cash used in investing activities	(296,754)	(375,346)

Cash flows from financing activities

Proceeds from Notes	-	411,000
Repayments of Notes	-	(62,000)
Proceeds from issuance of preferred stock	-	827,500

Net cash provided by financing activities	-	1,176,500

Net increase in cash	(1,800,045)	173,291

Cash as of beginning of the period	4,331,013	540,190

Cash as of end of the period	$2,530,968	$713,481

F-30

GROUNDFLOOR INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC and Groundfloor Real Estate, LLC (collectively the “Company”).

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the consolidated financial statements for the year ended December 31, 2015 included in this filing. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2015. Capitalized terms used, but not otherwise defined, below have the meaning set forth in the consolidated financial statements for the year ended December 31, 2015 and notes thereto.

Basis of Accounting and Liquidity

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

In the opinion of management, all necessary adjustments (including only those of a normal recurring nature) have been made for a fair presentation of the financial position, results of operations, and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results for the full fiscal year.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

During 2016, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain additional financing from current and new investors to sustain its operations. However, actual results could differ from management’s plan, and the condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying condensed consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the six months ended June 30, 2016, and has an accumulated deficit as of June 30, 2016.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the condensed consolidated financial statements. In addition, the condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

F-31

NOTE 2: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of June 30, 2016, the Company had reserved a total of 250,000 shares of common stock for issuance under the Plan.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

During the six months ended June 30, 2016, the Company issued 26,750 stock options and 7,320 stock options were exercised.

As of June 30, 2016, there were 73,130 options available for grant, and there was approximately $48,355 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.1 years.

The Company recorded approximately $15,314 in non-employee and approximately $7,404 in employee share-based compensation expense during the six months ended June 30, 2016. The Company recorded approximately $17,800 in non-employee and approximately $7,500 in employee share-based compensation expense during the six months ended June 30, 2015. In addition, the Company recorded $4,523 of share-based compensation expense related to the $6,750 shares of restricted common stock issued in exchange for services that vested in the six months ended June 30, 2016.

NOTE 3: INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2016.  Therefore, no United States federal, state, or foreign income taxes are expected for 2016 and none have been recorded as of June 30, 2016.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets.  Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests.  If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

F-32

* * * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.